EXHIBIT 77J

Reclassification of Capital Accounts:  Prudential's
Gibraltar Fund,
Inc. accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public
Accountant's
Statement of Position 93-2:  Determination, Disclosure, and
Financial
Statement Presentation of Income, Capital Gain, and Return of Capital
Distributions by Investment Companies. The effect of applying this statement was to increase undistributed net investment income by
$103,925 and decrease net realized gains by $103,925 due to recharacterization of distributions. Such reclassification had no effect on net assets, results of operations, or net asset value per share.